UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of October 2014

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated October 1, 2014 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:October 1, 2014

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report for September 2014

Mumbai, October 1, 2014:Enclosed herewith is the information on production, sales and exports of the Company, which is self explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for September’ 2014

Category	Vehicle Model	Production		Domestic Sales		Exports
		SEPT 2013	SEPT 2014	SEPT 2013	SEPT 2014	SEPT 2013	SEPT 2014
Micro	NANO	2027	1780	2104	1703	0	64
Compact	INDICA, INDICA VISTA, INDIGO CS, ZEST	7888	9157	7416	7953	350	120
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	325	98	246	109	15	104
UV1	SUMO	1645	1608	1814	1186	96	52
UV2	SAFARI, SUMO GRANDE, MOVUS	472	1049	849	759	30	32
UV3	ARIA, XENON	45	205	31	159	23	25
V1	VENTURE	492	47	379	61	0	0
V2	ACE MAGIC, MAGIC IRIS	6298	1803	6229	2510	16	36
N1- A1	ACE, ACE EX, ACE Zip	12230	11684	11078	11358	1206	1462
N1- A2	Super ACE, TATA207, XENON, Winger DV	3826	3003	4001	2043	581	1097
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	377	246	314	148	10	8
M2- A2	Winger 14 seats, SFC407, CityRide	179	170	255	156	3	43
N2- A1	SFC407, LPT407	845	955	1419	1446	324	229
N2- A2	SFC709, LPT709	724	859	316	297	327	286
N2- A3	LPT9109	549	533	330	293	154	74
N2- A4	LPT1109	247	249	1176	983	96	156
M3- A2	LP709, SFC410, LP410	600	670	692	581	203	232
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	237	284	421	421	22	35
M3- C2	LPO1512, LPO1612, Starbus, Divo	630	784	667	504	292	392
N3- A1	LPT1613, LPK1616, SK1613	1774	3119	1366	1504	298	344
N3- B1(a)	LPT2518, LPK2518	1895	2920	2324	2904	300	200
N3- B1(b)	LPT3118	1401	2179	1837	2460	35	75
N3- B2(b)	LPS3518. LPS3015, LPS3516	253	377	236	280	0	0
N3- B2(d)	LPS4018, LPS4023	305	658	404	1022	27	47
N3- B2(e)	LPS4928	59	133	54	33	21	133

TATA-JLR	Jaguar XJ, Jaguar XF, Jaguar XKR, Jaguar F-Type, Freelander 2, Range Rover Evoque, Discovery 4, Range Rover Sport, Range Rover	132	309	203	300	0	0

Note : The above figures have not been independantly verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,32,834 crores (USD 38.9 billion) in 2013-14. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.